

January 14, 2021

Zhilin Li
Chief Executive Officer
CHINA PHARMA HOLDINGS, INC.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China

> **Re: CHINA PHARMA HOLDINGS, INC.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2021**
> **File No. 333-251973**

Dear Ms. Li:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth Fei Chen, Esq.